Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Notes offered hereby				(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $ that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. , of which this pricing supplement is a part. After giving effect to the $ registration fee for this offering, $ remains available for future offerings. No additional registration fee has been paid with respect to this offering.

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

Subject to completion dated October 23, 2008.

PRELIMINARY PRICING SUPPLEMENT NO. 311 dated [•] to Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule424(b)(3) Registration No. 333-140456

Buffered Underlying Securities (BUyS)
Linked to a Basket of Indices

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (F.IBCA)

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$[5,000,000.00]

Face Amount per note:	$1,000.00

CUSIP No.:	[•]

ISIN:	[•]

	Issue Price to Public	Discounts and Commissions		Proceeds to Us
Per note:	$[1,000.00]	$[2.50	](*)	$[997.50	]
Total:	$[5,000,000.00]	$[12,500.00	](*)	$[4,987,500.00	]

* See “Supplemental Plan of Distribution” below.

Agent:	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	[•, expected to be October 31, 2008]

Original Issue Date:	[•, expected to be November 5, 2008]

Maturity Date:

[•, expected to be November 3, 2011], subject to adjustment in the event of a Market Disruption Event on the Determination Date, in which case the Maturity Date will be the fifth Business Day following the Determination Date, as so postponed. If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Basket:

The notes are linked to a basket of the following indices:

  The S&P MidCap 400® Index (the S&P MidCap 400 Index) is published by Standard & Poor’s, a division of The McGraw-Hill Companies (Standard & Poor’s), and is intended to provide a benchmark for performance measurement of the medium capitalization segment of the United States equity markets. When we refer to the S&P MidCap 400 Index sponsor as of any time, we mean the entity, including any successor sponsor, that calculates and maintains the S&P MidCap 400 Index as then in effect (the S&P MidCap 400 Index Sponsor). The initial S&P MidCap 400 Index Sponsor is Standard & Poor’s. See “The S&P MidCap 400® Index” below for further information on the S&P MidCap 400 Index. Current information regarding the market value of the S&P MidCap 400 Index is available from Standard & Poor’s and from numerous public information sources. Those sources are not incorporated by reference in this document.

  The MSCI® EAFE Index (the EAFE Index) is published by Morgan Stanley Capital International Inc. (MSCI), and is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East. When we refer to the EAFE Index sponsor as of any time, we mean the entity, including any successor sponsor, that calculates and maintains the EAFE Index (the EAFE Index Sponsor). The initial EAFE Index Sponsor is MSCI. See “The MSCI® EAFE Index” below for further information on the EAFE Index. Current information regarding the market value of the EAFE Index is available from MSCI and from numerous public information sources. Those sources are not incorporated by reference in this document.

  The Russell 2000® Index (the Russell 2000 Index) is calculated, published and disseminated by Frank Russell Company, and measures the composite price performance of stocks of 2,000 companies domiciled in the United States and its territories. When we refer to the Russell Index sponsor as of any time, we mean the entity, including any successor sponsor, that calculates and maintains the Russell 2000 Index (the Russell 2000 Index Sponsor). The initial Russell 2000 Index Sponsor is Frank Russell Company. See “The Russell 2000® Index” below for further information on the Russell 2000 Index. Current information regarding the market value of the Russell 2000 Index is available from Frank Russell Company and from numerous public information sources. Those sources are not incorporated by reference in this document.

We refer to each of the S&P MidCap 400 Index, the EAFE Index and the Russell 2000 Index as Basket Index and together as Basket Indices. The table below sets forth sets forth the relevant Bloomberg Ticker Symbol and the Weighting for each of the Basket Indices.

Basket Index	Bloomberg Ticker Symbol	Weighting
S&P MidCap 400 Index	MID	33.33%
EAFE Index	MXEA	33.34%
Russell 2000 Index	RTY	33.33%

Payment at Maturity:

On the Maturity Date, you will be entitled to receive in respect of each $1,000.00 of Face Amount that you hold a cash amount equal to:

  $1,000.00 + ($1,000.00 x Basket Return x Participation Rate), if the Basket Return is positive, or

  $1,000.00, if the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer, or

  $1,000.00 + [$1,000.00 x (Basket Return + Buffer)], if the Final Basket Level declines from the Initial Basket Level, and such decline exceeds the Buffer

Initial Basket Level:	100

Final Basket Level:	100 x [1 + (S&P MidCap 400 Index Return x 33.33%) + (EAFE Index Return x 33.34%) + (Russell 2000 Index Return x 33.33%)]

The Return for each Basket Index, expressed as a percentage, will be the result of:

(Final Basket Index Level – Initial Basket Index Level) Initial Basket Index Level

Basket Return:	Expressed as a percentage, the result of: (Final Basket Level – Initial Basket Level) Initial Basket Level

Buffer:	10.00%

Participation Rate:	[Expected to be between 109.50% and 115.30%, to be determined on the Trade Date]

Initial Basket Index Level:	With respect to the S&P MidCap 400 Index, [•]. With respect to the EAFE Index, [•]. With respect to the Russell 2000 Index, [•].

Final Basket Index Level:

  With respect to the S&P MidCap 400 Index, the closing level of the S&P MidCap 400 Index on the Determination Date.

  With respect to the EAFE Index, the closing level of the EAFE Index on the Determination Date.

  With respect to the Russell 2000 Index, the closing level of the Russell 2000 Index on the Determination Date.

Determination Date:

[•, expected to be October 31, 2011], unless such day is not a Trading Day, in which case the Determination Date will be the next day that is a Trading Day. If a Market Disruption Event occurs or is continuing on the Determination Date with respect to any Basket Index, then the Determination Date for that Basket Index will be postponed to the next Trading Day on which a Market Disruption Event is not in effect, but in no event will the Determination Date be postponed by more than five Trading Days. If the Determination Date for any of the

Basket Index is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date for that Basket Index. If the calculation agent determines that the Final Basket Index Level of any Basket Index is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Basket Index Level, and thus the Final Basket Level and the Payment at Maturity, by determining in its sole discretion the closing level of such Basket Index that would have prevailed but for the occurrence of a Market Disruption Event as of that fifth Trading Day, having regard to the then prevailing market conditions, the last reported, published or traded level of such Basket Index and other such factors as the calculation agent in its sole discretion considers relevant.

A Market Disruption Event with respect to any Basket Index will not by itself constitute a Market Disruption Event with respect to the other Basket Indices.

Relevant Exchanges:	The primary organized securities exchanges or trading markets for the Basket Index Stocks as determined by the calculation agent from time to time in its sole discretion.

Market Disruption Event:

Any of the following will be a Market Disruption Event:

  a suspension, absence or material limitation of trading of the stocks underlying the Basket Indices (the Basket Index Stocks) then constituting 20% or more, by weight, of that Basket Index (or the relevant successor index (as defined below)) on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

  a suspension, absence or material limitation of trading in option or futures contracts relating to the Basket Index or to the Basket Index Stocks constituting 20% or more, by weight, of the Basket Index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one- half hour before the close of the principal trading in that market; as determined by the calculation agent in its sole discretion; or

  Basket Index Stocks constituting 20% or more, by weight, of the Basket Index, or option or futures contracts relating to the Basket Index or to Basket Index Stocks constituting 20% or more, by weight, of the Basket Index, if available, do not trade on what were the respective primary markets for those Basket Index Stocks or contracts, as determined by the calculation agent in its sole discretion;

and, in each case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Deutsche Bank Securities Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of the hedge that could be effected with respect to the notes.

The following events will not be a Market Disruption Event:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to any of the Basket Index or to any Basket Index Stock.

For this purpose, an “absence of trading” in the primary securities market on which a Basket Index Stock, or on which option or futures contracts relating to any of the Basket Indices or a Basket Index Stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in a Basket Index Stock or in option or futures contracts relating to any of the Basket Indices or a Basket Index Stock, if available, in the primary market for that stock or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to that Basket Index Stock or those contracts, or a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

As is the case throughout this pricing supplement, references to a Basket Index in this description of Market Disruption Events includes the applicable Basket Index and any successor Basket Index as it may be modified, replaced or adjusted from time to time.

The calculation agent will as soon as practicable notify us, The Bank of New York Mellon, as trustee for the notes, and Citibank, N.A., as paying agent for the notes, of the occurrence of a Market Disruption Event on any day that, but for the occurrence of a Market Disruption Event, would have been the Determination Date.

Discontinuance or Modification of the Basket Indices:

If any of the S&P MidCap 400 Index Sponsor, the EAFE Index Sponsor or the Russell 2000 Index Sponsor (each an Index Sponsor, and together, the Index Sponsors) discontinues publication of its applicable index and that Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to that applicable index, then the calculation agent will determine the Final Basket Index Level by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of any of the Basket Indices is discontinued and there is no successor index, or that the level of any of the Basket Indices is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the closing level of that Basket Index for purposes of calculating the Payment at Maturity by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate that Basket Index.

If the calculation agent determines that any of the Basket Indices, the Basket Index Stocks or the method of calculating any of the Basket Indices is changed at any time in any respect — including any split or reverse-split of that Basket Index and any addition, deletion or substitution and any reweighting or rebalancing of the Basket Index Stocks of that Basket Index and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Basket Index Stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in that Basket Index or the method of its calculation as it believes are appropriate to ensure that the applicable Final Basket Index Level used to determine the amount payable on the Maturity Date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to any of the Basket Indices may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent: Business Day:

Deutsche Bank AG, London Branch

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:

A day on which any Relevant Exchange is (or, but for the occurrence of a Market Disruption Event, would have been) open for trading, except for any day on which trading on any Relevant Exchange is scheduled to close prior to its regular weekday closing time.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00

Form of notes:	Book-entry

Listing:	None

Failure to pay the Payment at Maturity when due:	In the event we fail to pay the Payment at Maturity on the Maturity Date, any overdue payment in respect of the Payment at Maturity of any note will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the calculation agent in its sole discretion. If interest is required to be calculated for a period of less than one year as a result of our failure to pay the Payment at Maturity on the Maturity Date, it will be calculated on the basis of the actual number of days in the period and the actual number of days in the year.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner in its sole discretion.

Other:

The notes are not renewable notes, asset linked notes, exchangeable notes or amortizing notes, each as described in the prospectus supplement. The notes do not pay interest and there is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS

     Unlike ordinary debt securities, the return on the notes depends on changes in values of indices linked to equity securities. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the level of the Basket Indices and the Basket Index Stocks and other events that are difficult to predict and beyond our control. The notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, the notes are not equivalent to investing directly in the Basket Index Stocks or in currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

You may lose a significant part of your investment in the notes.

We will not repay you a fixed amount of principal on the notes at the Maturity Date and we are not liable for any loss of principal that you may incur due to fluctuations in the level of the Basket Indices.

     The Payment at Maturity will depend on the change in the level of the Basket Indices. Because the level of the Basket Indices is subject to market fluctuations, the Payment at Maturity may be less than the Face Amount of the notes, and you may lose part of your investment if the Final Basket Level on the Determination Date is below the Initial Basket Level. You may also lose part of your investment if you sell the notes in the secondary market before their Maturity Date.

     Even if the amount payable on your notes at the Maturity Date is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by the agent) may be significantly less than the face amount of the notes.

     The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If the agents make a market in the notes, the price quoted by the agents would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that the agents will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by the agent.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by the agent. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that the agent or any other party will be willing to purchase your notes and, in this regard, the agent is not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.

Past performance of the Basket Indices is no guide to future performance.

     The actual performance of the Basket Indices over the life of the offered notes, as well as the Payment at Maturity, may bear little relation to the historical levels of the Basket Indices or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Basket Indices.

The Payment at Maturity is not linked to the levels of the Basket Indices at any time other than the Determination Date.

     The Final Basket Index Levels will be based on the closing levels of the S&P MidCap 400 Index, the EAFE Index and the Russell 2000 Index on the Determination Date. Therefore, if the closing level of either the S&P

MidCap 400 Index, the EAFE Index or the Russell 2000 Index dropped precipitously on the Determination Date, the Payment at Maturity for your notes may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the closing levels of the S&P MidCap 400 Index, the EAFE Index or the Russell 2000 Index prior to such drop. Although the actual levels of the Basket Indices on the Maturity Date or at other times during the life of your notes may be higher than the closing level of the S&P MidCap 400 Index, the EAFE Index and the Russell 2000 Index on the Determination Date, you will not benefit from the closing levels of the S&P MidCap 400 Index, the EAFE Index or the Russell 2000 Index at any time other than the Determination Date.

The lower performance of one Basket Index may offset an increase in the other Basket Indices.

     The Basket is comprised of three global equity indices which are not equally weighted. Declines in the level of one Basket Index may offset increases in the levels of the other Basket Indices. As a result, the return on the Basket — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.

Any decline in our credit ratings may affect the market value of your notes.

     Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes do not bear interest but changes in interest rates are likely to affect the market value of the notes.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

     We expect that the market value of the notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect the notes and a traditional debt security in different degrees. In general, if interest rates increase, we expect that the market value of the notes will decrease and, conversely, if interest rates decrease, we expect that the market value of the notes will increase.

The return on your notes will not reflect any dividends paid on the Basket Index Stocks.

     The return on your notes will not reflect the return you would realize if you actually invested in the Basket Indices or the Basket Index Stocks and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the Basket Index Stocks by the Basket Index Stock issuers. See “You have no shareholder rights or rights to receive any stock” below for additional information.

You have no shareholder rights or rights to receive any stock.

     Investing in your notes will not make you a holder of any of the Basket Index Stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Basket Index Stocks. Your notes will be paid in cash, and you will have no rights to directly receive delivery of any of the Basket Index Stocks or dividends.

As calculation agent, Deutsche Bank AG, London Branch will have the authority to make determinations that could affect the market value of your notes and the amount you receive at the Maturity Date.

     As calculation agent for the notes, Deutsche Bank AG, London Branch will have discretion in making various determinations that affect your notes, including the Final Basket Index Levels, the Final Basket Level, the Basket Return, the Payment at Maturity, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Deutsche Bank AG, London Branch could adversely affect the value of your notes and may present Deutsche Bank AG, London Branch with conflicts of interest of the kind described below under “There may be conflicts of interest between you and the agent.”

The level of the Basket Indices will affect the market value of the notes, but the market value of the notes may not change in the same manner as the level of the Basket Indices.

     We expect that the market value of the notes at any particular time will depend substantially on the amount, if any, by which the level of any of the Basket Indices at that time has risen above or fallen below the Initial Basket Index Level on the Trade Date. However, the notes may trade quite differently from the performance of the Basket Indices. For the reasons described under “The Payment at Maturity is not linked to the levels of the Basket Indices at any time other than the Determination Date” and other market-related reasons, such as those described below, changes in the level of any of the Basket Indices may not result in comparable changes in the market value of the notes.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Payment at Maturity:

  the level of any Basket Indices at any time,

  the actual dividends distributed on the Basket Index Stocks,

  economic, financial, regulatory, political, military and other events that affect stock markets generally,

  interest and yield rates,

  the time remaining until your notes mature, and

  our creditworthiness.

     These factors will influence the price you will receive if you sell your notes prior to the Maturity Date. If you sell your notes prior to the Maturity Date, you may receive less than the outstanding Face Amount of your notes.

The return on your notes with respect to the EAFE Index will depend on changes in the level of the EAFE Index and will not be adjusted for changes in U.S. dollar foreign currency exchange rates.

     Although the stocks underlying the EAFE Index are traded in currencies other than U.S. dollars and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity will not be adjusted for changes in the U.S. dollar foreign currency exchange rates relating to index stocks underlying the EAFE Index. The payment amount on the Maturity Date with respect to the EAFE Index will be based solely upon the overall change in the level of the EAFE Index during the life of your notes up to the Determination Date. Changes in foreign currency exchange rates, however, may reflect changes in the European, Australian and Far East economies that, in turn, may affect the Final Basket Index Level of the EAFE Index.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

     All or nearly all of the component stocks included in the EAFE Index have been issued by foreign companies in countries in Europe, Asia, Australia and the Far East. An investment in notes linked to the value of foreign equity securities involves particular risks. Foreign securities markets may be more volatile than U.S. securities markets and market developments may affect foreign markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than there is about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in foreign countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the foreign securities markets, include the possibility of recent or future changes in the foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other foreign laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular foreign economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Trading and other transactions by the agent and the calculation agent or their affiliates in securities linked to the Basket Index Stocks may impair the value of your notes.

     The agent and the calculation agent or one or more of their affiliates expect to engage in trading in one or more of the Basket Index Stocks or instruments whose returns are linked to any of the Basket Indices or the Basket Index Stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of the agent, the calculation agent or their affiliates could adversely affect the level of any of the Basket Indices or the price of the Basket Index Stocks — and, therefore, the market value of your notes and the amount we will pay on the notes at the Maturity Date. We may also issue, and the agent, the calculation agent and their affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Basket Indices or one or more of the Basket Index Stocks. By introducing competing products into the marketplace in this manner, we or the agent and the calculation agent or their affiliates could adversely affect the market value of the notes and the amount we will pay on the notes at the Maturity Date.

There may be conflicts of interest between you and the agent, the calculation agent or their affiliates.

     As noted above, the agent, the calculation agent and their affiliates expect to engage in trading activities related to any of the Basket Indices and the Basket Index Stocks. These trading activities may present a conflict between your interest in your notes and the interests that the agent, the calculation agent and their affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Basket Indices, could be adverse to your interests as holder of the notes.

     The agent, the calculation agent and their affiliates may, at present or in the future, engage in business with the issuers of the Basket Index Stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of the agent, the calculation agent or any of their affiliates and your interests as a beneficial owner of notes. Moreover, one or more of the affiliates of the agent and the calculation agent have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Basket Index Stocks and with respect to any of the Basket Indices and with respect to any of the Basket Indices itself. Any of these activities by the agent, the calculation agent or any of their affiliates may affect the level of any of the Basket Indices and, therefore, the market value of your notes and the amount we will pay on your notes at the Maturity Date.

The policies of an Index Sponsor and changes that affect any of the Basket Indices or the Basket Index Stocks could affect the amount payable on your notes and their market value.

     The policies of an Index Sponsor concerning the calculation of the index level, additions, deletions or substitutions of the Basket Index Stocks and the manner in which changes affecting the Basket Index Stocks or their issuers, such as stock dividends, reorganisations or mergers are reflected in the Basket Index Stocks could affect the index level and, therefore, the amount payable on your notes on the Maturity Date and the market value of your note before that date. The amount payable on your notes and its market value could also be affected if an Index Sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if an Index Sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of the notes. If events such as these occur or if the index level is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the index level on the Determination Date and thus the amount payable on the Maturity Date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index levels on the Determination Date and the amount payable on the notes more fully under “Discontinuance or Modification of the Basket Indices” and “As calculation agent, Deutsche Bank AG, London Branch will have the authority to make determinations that could affect the market value of your notes and the amount you receive at the Maturity Date”.

There is no affiliation between the Basket Index Stock issuers and us, and we are not responsible for any disclosure by the Basket Index Stock issuers.

     We are not affiliated with the issuers of the Basket Index Stocks of any of the Basket Indices or any of the Index Sponsors. However, we, the agent, the calculation agent and their affiliates may currently or from time to time in the future engage in business with many of the Basket Index Stocks issuers. Nevertheless, neither we nor the agents, the calculation agent or any of their affiliates assumes any responsibility for the accuracy or the completeness of any information about the Basket Index Stocks or any of the Basket Index Stock issuers. You, as an investor in the notes, should make your own investigation into the Basket Index Stocks and the issuers of the Basket Index Stocks.

     Neither the Index Sponsors nor any of the issuers of the Basket Index Stocks are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the Index Sponsors nor any of the issuers of the Basket Index Stocks have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of the notes.

We can postpone the Determination Date and the Maturity Date if a Market Disruption Event occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the maturity of your notes may be postponed, although not by more than five Business Days, if there is a Market Disruption Event on the Determination Date. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until several days after the originally scheduled due date. Moreover, if the level of the Basket Indices is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Basket Level based on its assessment, made in its sole discretion, of the level of the Basket Indices at that time.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. The notes may not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the agent is not obligated to make a market in the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the agent. You should read “The market value of your notes may be influenced by many unpredictable factors” above.

The U.S. Federal income tax treatment of the notes is not certain.

     There is no direct statutory, judicial or administrative authority for the U.S. Federal income tax treatment of financial instruments similar to the notes. We intend to treat, and by acquiring the notes you agree to treat, the notes as an “open transaction” for U.S. Federal income tax purposes. We will not seek an administrative ruling on the proper tax treatment of the notes, and this agreed treatment of the notes is not binding on the Internal Revenue Service (IRS) or the courts. Assuming the notes are properly characterized as an “open transaction,” you should not be required to recognize taxable income over the term of the notes prior to the Maturity Date, other than pursuant to a sale, exchange or redemption, and upon a sale, exchange or redemption of notes, you should recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or redemption and your tax basis in the notes. Such gain or loss should generally be long-term capital gain or loss, provided the notes are held for more than one year. In addition, as discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether, among other issues, all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. Prospective investors should carefully review the section entitled “Taxation in the United States,” below and the accompanying prospectus supplement and prospectus. Prospective purchasers of notes should consult their own tax advisor as to the proper U.S. Federal income tax treatment of the notes, the consequences of agreeing to treat the notes as an “open transaction,” and the possibility of alternative characterizations of the notes.

ADDITIONAL INFORMATION

Calculation Agent

     We have initially appointed Deutsche Bank AG, London Branch as calculation agent for the purpose of determining the Basket Index levels for all calculations and determinations regarding Market Disruption Events, the Payment at Maturity and the interest rate applicable to any overdue payment of the Payment at Maturity. Unless there is manifest error, these determinations by the calculation agent will be final and binding on us and you.

     The calculation agent will, as soon as practicable after receipt of any written request to do so, advise a noteholder of any determination made by it on or before the date of receipt of that request. The calculation agent will make available for inspection by noteholders copies of any of these determinations. Upon request, the calculation agent will also provide a written statement to an investor showing how the Payment at Maturity per $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

     Deutsche Bank AG, London Branch
     60 Wall Street, 4th Floor
     New York, NY 10005
     Attn: GED Trading
     Telephone No. +1 212 250 4942
     Facsimile No. +1 212 250 8866

Hypothetical examples

     The following tables set out the total return to maturity of a note, based on the assumptions outlined below and several hypothetical Index returns. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Basket Returns could have on the Payment at Maturity, assuming all other variables remain constant.

     The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell the notes prior to the Maturity Date, your return will depend upon the market value of the notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below assumes that there is no change in or affecting any of the Basket Indices, any of the Basket Index Stocks or the method by which the Index Sponsors calculate the level of the Basket Indices, that there is no change to the relative weighting of any Basket Index Stocks and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on the notes to a comparatively greater extent than the after-tax return on the Basket Index Stocks.

     The Basket Indices have been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Basket Indices over the life of the notes, as well as the Payment at Maturity payable, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Basket Indices set forth elsewhere in this pricing supplement. For information about the level of the Basket Indices during recent periods, see “The S&P MidCap 400® Index”, “The MSCI® EAFE Index” and “The Russell 2000® Index” below.

     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Basket Levels on the Determination Date, assuming a hypothetical Participation Rate of 109.50%.

		Payment at Maturity in U.S. dollars and as a % of Face Amount
Final Basket Level on the Final Valuation Date	Basket Return	Payment ($)	Return on the Notes (%)

200.00	100.00%	2,095.00	109.50%

190.00	90.00%	1,985.50	98.55%

180.00	80.00%	1,876.00	87.60%

170.00	70.00%	1,766.50	76.65%

160.00	60.00%	1,657.00	65.70%

150.00	50.00%	1,547.50	54.75%

140.00	40.00%	1,438.00	43.80%

130.00	30.00%	1,328.50	32.85%

120.00	20.00%	1,219.00	21.90%

110.00	10.00%	1,109.50	10.95%

100.00	0.00%	1,000.00	0.00%

90.00	-10.00%	1,000.00	0.00%

80.00	-20.00%	900.00	-10.00%

70.00	-30.00%	800.00	-20.00%

60.00	-40.00%	700.00	-30.00%

50.00	-50.00%	600.00	-40.00%

40.00	-60.00%	500.00	-50.00%

30.00	-70.00%	400.00	-60.00%

20.00	-80.00%	300.00	-70.00%

10.00	-90.00%	200.00	-80.00%

0.00	-100.00%	100.00	-90.00%

     The following graph sets forth the return at maturity for a range of hypothetical Final Basket Levels, assuming a hypothetical Participation Rate of 109.50%.

Same-day funds settlement and payment

     The initial settlement for the notes and all cash payments in respect of the notes will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE BASKET INDICES

     The Basket is composed of three equity indices: the S&P MidCap 400 Index (weighted at 33.33% of the Basket), the EAFE Index (weighted at 33.34% of the Basket) and the Russell 2000 Index (weighted at 33.33% of the Basket). We have obtained all information on the Basket Indices from public sources, without independent verification.

Historical Basket Values

     The Basket is not a recognized market index. The Basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. The Basket does not reflect the performance of all major securities markets, and may not reflect actual global market performance. The historical values of the Basket, as calculated solely for the purposes of the offering of the notes, fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the value of the Basket during any period shown below is not an indication that the annual percentage change in the value of the Basket is more likely to be positive or negative during the term of the notes. The historical values do not give an indication of future values of the Basket. We cannot make any assurance that the future values of the Basket, or the market prices of the Basket Indices will result in holders of the notes receiving a maturity payment amount greater than the principal amount of their notes on the maturity date. We do not make any representation to you as to the performance of the Basket or the Basket Indices.

     The following chart shows the historical values of the Basket (assuming that each of the Basket Indices are weighted as described in “— Basket”). The chart covers the period from April 11, 2003 through October 21, 2008. The graph illustrates the effect of the offset and/or correlation among the Basket Indices during such period. The graph does not attempt to show your expected return on an investment in the Notes. The historical values of the Basket should not be taken as an indication of its future performance.

THE S&P MIDCAP 400® INDEX

     We have obtained all information regarding the S&P MidCap 400 Index contained in this pricing supplement, including its make-up, method of calculation, and changes in its component stocks, from publicly available information. That information reflects the policies of, and is subject to change by, Standard & Poor’s. Standard & Poor’s has no obligation to continue to publish, and may discontinue publication of, the S&P MidCap 400 Index. We do not assume any responsibility for the accuracy or completeness of any such information.

     The S&P MidCap 400 Index is intended to provide a benchmark for performance measurement of the medium capitalization segment of the United States equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from $1 billion to $4 billion. The calculation of the value of the S&P MidCap 400 Index is based on the relative market value of the common stocks of 400 companies (the component stocks) as of a particular time as compared to the market value of the common stocks of 400 similar companies during the base period of June 28, 1991. Standard & Poor’s chooses companies for inclusion in the S&P MidCap 400 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the United States equity market. Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400 Index to achieve the objectives stated above. Relevant criteria employed by Standard & Poor’s include U.S. company status, a market cap range between $1 billion and $4 billion, financial viability, adequate liability and reasonable price, a public float of at least 40%, sector representation, and status as an operating company.

     As of September 30, 2007, the component stocks had an aggregate market capitalization of approximately $929 billion. As of September 30, 2007, 292 companies or 75.4% of the S&P MidCap 400 Index companies traded on the New York Stock Exchange and, 108 companies or 24.6% of the S&P MidCap 400 Index companies traded on The Nasdaq Stock Market. As of September 30, 2007, ten main groups of companies comprise the S&P MidCap 400 Index with the number of companies currently included in each group indicated in parentheses: consumer discretionary (77), consumer staples (16), energy (21), financials (68), health care (41), industrials (63), information technology (60), materials (28), telecommunications services (2), and utilities (24).

Selection of component stocks included in the S&P MidCap 400 Index

     The S&P MidCap 400 Index is maintained by the S&P Index Committee, which follows a set of published guidelines for maintaining the index:

     (a) Criteria for inclusion

  U.S. Companies. To determine what is a “U.S. Company”, the S&P Index Committee looks at a number of factors, including location of the company’s operations, its corporate structure, accounting standards and exchange listings.

  Adequate liquidity and reasonable per-share price. The ratio of annual dollar value traded to the market capitalization should be 0.3 or greater. Very low stock prices can affect a stock’s liquidity.

  Market capitalization range between $1 billion and $4 billion, which amount is reviewed from time to time to assure consistency with market conditions.

  Financial viability, usually measured as four consecutive quarters of positive as-reported earnings. As- reported earnings are GAAP Net Income excluding discontinued operations and extraordinary items.

  Public float of at least 50% of the stock.

  Maintaining sector representation. The S&P Index Committee strives to maintain a balance for the S&P MidCap 400® Index in line with the sector balance of the universe of eligible companies between the market cap ranges, $1 billion and $4 billion.

  Initial Public Offerings (IPO’s) should be “seasoned” for 6 to 12 months before being considered for addition to indices.

  Operating Company and not a closed-end fund, holding company, partnership, investment vehicle or royalty trust. Real Investment Trusts are eligible for inclusion.

     (b) Criteria for exclusion

  Companies involved in mergers, being acquired or significantly restructured such that they no longer meet the inclusion criteria.

  Companies which substantially violate one or more of the addition criteria.

     Standard & Poor’s believes turnover in index membership should be avoided when possible. The addition criteria are for addition to an index, not for continued membership. As a result, a company in an index that appears to violate the criteria for addition to that index will not be deleted unless ongoing conditions warrant an index change. When a company is removed from an index, Standard & Poor’s will explain the basis for the removal.

Computation of the S&P MidCap 400 Index

     The S&P MidCap 400 Index is calculated using a base-weighted aggregate methodology; that is, the level of the S&P MidCap 400 Index reflects the total market value of all 400 component stocks relative to the base period of June 28, 1991. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

     In March 2005, Standard & Poor’s shifted the S&P MidCap 400 Index from a market capitalization weighted formula to a half float-adjusted formula, before moving the S&P MidCap 400 Index to a full float-adjusted formula on September 16, 2005 so that the index will reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares. Standard & Poor’s criteria for selecting stocks for the S&P MidCap 400 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P MidCap 400 Index.

     The level of the S&P MidCap 400 Index at any time does not reflect the payment of dividends on the component stocks included in the S&P MidCap 400 Index. Because of this factor, the return on the notes will not be the same as the return you would receive if you were to purchase these component stocks and hold them for a period equal to the term of the offered notes.

     To prevent the value of the S&P MidCap 400 Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P MidCap 400 Index require an adjustment top the index divisor. By adjusting the index divisor for the change in total market value, the value of the S&P MidCap Index remains constant. This helps maintain the value of the S&P MidCap 400 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap Index does not reflect the corporate actions of individual companies in the S&P MidCap 400 Index. All adjustments are made after the close of trading and after the calculation of the index closing value of the S&P MidCap 400 Index. These changes may result from causes such as:

  the issuance of stock dividends,

  the granting to shareholders of rights to purchase additional shares of stock,

  the purchase of shares by employees pursuant to employee benefit plans,

  consolidations and acquisitions,

  the granting to shareholders of rights to purchase other securities of the issuer,

  the substitution by the S&P MidCap 400 Index Sponsor of particular component stocks in the S&P MidCap 400 Index, and other reasons.

     In these cases, the S&P MidCap 400 Index Sponsor first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value	x	New Market Value Old Market Value	=	New Base Value

     The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P MidCap 400 Index.

Historical Performance

     The table set forth below sets forth the high and low closing values of the S&P MidCap 400 Index, as well as end of quarter closing values of the S&P MidCap 400 Index for each quarter in the period since December 31, 2004. The closing level of the S&P MidCap 400 Index on October 21, 2008was 574.91. We obtained the information in the table below from Bloomberg without independent verification.

     Any historical upward or downward trend in the value of the S&P MidCap 400 Index during any period shown below is not an indication that the value of the S&P MidCap 400 Index is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical levels of the S&P MidCap 400 Index as an indication of future performance. We cannot assure you that the future performance of the S&P MidCap 400 Index or its component stocks will result in your receiving a positive return on your investment in the notes.

S&P MidCap 400 Index Historical Closing Levels

	High	Low	Close
2005:
First Quarter	682.42	629.91	658.87
Second Quarter	693.28	627.38	684.94
Third Quarter	725.02	689.88	716.33
Fourth Quarter	749.61	672.12	738.05

2006:
First Quarter	792.11	738.05	792.11
Second Quarter	817.95	716.62	764.87
Third Quarter	770.44	712.86	754.25
Fourth Quarter	820.37	748.13	804.37

2007:
First Quarter	867.61	800.40	848.47
Second Quarter	925.90	848.47	895.51
Third Quarter	926.23	819.97	885.06
Fourth Quarter	917.18	821.32	858.20

2008:
First Quarter	858.20	744.89	779.51
Second Quarter	897.27	797.80	818.99
Third Quarter	824.99	698.21	727.29
Fourth Quarter (through October 21, 2008)	718.88	536.26	574.91

License Agreement

     Standard & Poor’s,” “S&P,” “S&P MidCap 400,” “Standard & Poor’s 400” and “400” are trademarks of The McGraw-Hill Companies, Inc. The use of these trademarks by the Issuer is permitted on the basis of the license agreement signed between the S&P MidCap 400 Index Sponsor and Deutsche Bank. We expect to be a sublicensee of the license granted to Deutsche Bank. The license agreement requires us to provide the following notice in this prospectus supplement:

     The notes are not sponsored, endorsed, sold or promoted by the S&P MidCap 400 Index Sponsor, a division of The McGraw-Hill Companies, Inc. The S&P MidCap 400 Index Sponsor makes no representation or warranty, express or implied, to the noteholders or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P MidCap 400 Index Sponsor’s Indices to track general stock market performance. The S&P MidCap 400 Index Sponsor’s only relationship to Deutsche Bank and Eksportfinans is the licensing of certain trademarks and trade names of the S&P MidCap 400 Index Sponsor and of the S&P MidCap 400 Index Sponsor’s Indices, which are determined, composed and calculated by the S&P MidCap 400 Index Sponsor without regard to Deutsche Bank, Eksportfinans or the notes. The S&P MidCap 400 Index Sponsor has no obligation to take the needs of Deutsche Bank, Eksportfinans or the noteholders into consideration in determining, composing or calculating the S&P MidCap 400 Index Sponsor’s Indices. The S&P MidCap 400 Index Sponsor is not responsible for and has not participated in the determination of the timing, prices, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The S&P MidCap 400 Index Sponsor has no obligation or liability in connection with the administration, marketing or trading of the notes.

     THE S&P MIDCAP 400 INDEX SPONSOR DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P MIDCAP 400 INDEX SPONSOR’S INDICES OR ANY DATA INCLUDED THEREIN AND THE S&P MIDCAP 400 INDEX SPONSOR SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE S&P MIDCAP 400 INDEX SPONSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK, EKSPORTFINANS, THE SECURITYHOLDERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P MIDCAP 400 INDEX SPONSOR’S INDICES OR ANY DATA INCLUDED THEREIN. THE S&P MIDCAP 400 INDEX SPONSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P MIDCAP 400 INDEX SPONSOR’S INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE S&P MIDCAP 400 INDEX SPONSOR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

THE MSCI® EAFE INDEX

     We have derived all information regarding the EAFE Index contained in this pricing supplement, including, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by MSCI. MSCI has no obligation to continue to publish the EAFE Index, and may discontinue publication of the EAFE Index at any time. We do not assume any responsibility for the accuracy or completeness of such information.

     The EAFE Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East. As of September 30, 2008, the EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The EAFE Index is a part of a series of indices sponsored by MSCI called the “MSCI Standard Index series”.

Constructing the MSCI Standard Index Series

     MSCI undertakes an index construction process which involves:

  Defining the equity universe.

  Adjusting the total market capitalization of all securities in the universe for free floating available to foreign investors.

  Classifying the universe of securities under the Global Industry Classification Standard (GICS).

  Selecting securities for inclusion according to MSCI’s index construction rules and guidelines.

Defining the equity universe

     The index construction process starts at the country level, with the identification of the universe of investment opportunities.

     MSCI classifies each company and its securities in one and only one country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the total market capitalization of securities for free float

     After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe. The process of free float-adjusting market capitalization involves:

  Defining and estimating the free float available to foreign investors for each security, using MSCI’s definition of free float.

  Assigning a free float-adjustment factor to each security.

  Calculating the free float-adjustment market capitalization of each security.

     MSCI defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include:

  Strategic and other shareholdings not considered part of available free float.

  Limits on share ownership for foreign investors.

  Other foreign investment restrictions.

     MSCI’s estimation of free float is based solely on publicly available shareholder information obtained from multiple information sources. For each security, all available shareholdings are considered where public data is available, regardless of the size of the shareholding. Construction may be conducted with analysts, other industry experts and official company contracts, particularly where disclosure standards or data quality make the estimation of free float difficult.

Classifying the universe of securities under the GICS

     In addition to the free float-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed in conjunction with Standard & Poor’s (a division of The McGraw Hill Companies), the GICS. The comprehensive classification scheme provides a universal approach to industries worldwide and forms the basis for achieving MSCI’s objective of reflecting broad and fair representation in its indexes.

     As of August 2008, the GICS consisted of 10 sectors, 24 industry groups, 68 industries and 154 sub-industries. Each company is assigned to one sub-industry. The GICS guidelines used to determine the appropriate industry classification are:

  A security of a company is classified in a sub-industry according to the business activities that generate approximately 60% or more of the company’s revenues.

  A company engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company’s revenues and earnings.

  Where the above guidelines cannot be applied, or are considered inappropriate, further analysis is conducted, and other factors are analyzed to determine an appropriate classification.

Selecting securities for index inclusion

     In order to ensure a broad and fair representation in the indices of the diversity of business activities in the universe, MSCI follows a “bottom-up” approach to index construction, building indices from the industry group level up. The bottom-up approach to index construction requires a thorough analysis and understanding of the characteristics of the equity universe. This analysis drives the individual security selection decisions and aims to reflect the overall features of the equity universe in the country index.

     MSCI targets an 85% free float-adjusted market representation level within each industry group within each country. The security selection process within each industry group is based on a careful analysis of:

  Each company’s business activities and the diversification that its securities would bring to the EAFE Index.

  The size (based on free float-adjusted market capitalization) and liquidity of securities. All other things being equal, MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

  The estimated free float for the company and its individual share classes. Only securities of companies with an estimated overall and/or security free float greater than 15% are, in general, considered for inclusion.

Maintaining the MSCI Standard Index Series

Overall, index maintenance can be described by three broad categories of implementation of changes.

  Annual full country index reviews that systematically re-assess the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable.

  Quarterly index reviews, aimed at promptly reflecting other significant market events.

  Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices rapidly as they occur. Potential changes in the status of countries (stand-alone, emerging, developed) follow their own separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

Annual full country index review

     The objective of the annual full country review, which is carried out every May, is to systematically re-assess the various dimensions of the equity universe for all countries on a fixed annual timetable. This includes a reappraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and nonconstituent securities, an update of minimum size guidelines for new and existing constituents, as well as changes typically considered for a quarterly index review as discussed below.

Quarterly index review

     The quarterly index review process is designed to ensure that the indexes continue to be an accurate reflection of the evolving equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the index at the time of their actual occurrence and that should not wait until the annual full country index review due to their importance.

     During a quarterly index review, securities may be added to or deleted from a country index for a variety of reasons including the following:

  Additions or deletions of securities, due to one or more industry groups having become significantly over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

  Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float, and removal or decreases of foreign ownership limitations not implemented immediately.

  Replacement of companies, which are no longer suitable industry representatives.

  Deletion of securities whose company and/or security free float has fallen to less than 15%.

  Deletion of securities that have become very small or illiquid.

  Replacement of securities (additions or deletions) resulting from the review of price sources for constituents with both domestic and foreign board quotations.

  Additions or deletions of securities as a result of other market events.

Ongoing event-related changes

     Ongoing event-related changes to the indexes are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. Ongoing event-related charges can also result from capital reorganizations in the form of rights issues, bonus issues, public issuances and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indexes at the time of the event.

Announcement policy

     The results of the annual full country index review are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February, August and November. All ongoing event-related changes resulting from corporate events are announced prior to their implementations.

     The changes are typically announced at least ten business days prior to these changes becoming effective in the indices as an “expected” announcement, or as an “undetermined” announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m. U.S. Eastern Standard Time.

     In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events. In the case of large secondary offerings for existing constituents, where possible, these changes will be announced prior to the end of a relevant subscription period and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available. Both equity offerings and secondary offerings for U.S. securities will be confirmed through an announcement during market hours for same or next day implementation, as the completion of such events cannot be confirmed prior to the notification of the pricing. Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable.

Historical Performance

     The table set forth below sets forth the high and low closing values of the EAFE Index, as well as end of quarter closing values of the EAFE Index for each quarter in the period since December 31, 2004. The closing level of the EAFE Index on October 21, 2008 was 1299.78. We obtained the information in the table below from Bloomberg without independent verification.

     Any historical upward or downward trend in the value of the EAFE Index during any period shown below is not an indication that the value of the EAFE Index is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical levels of the EAFE Index as an indication of future performance. We cannot assure you that the future performance of the EAFE Index or its component stocks will result in your receiving a positive return on your investment in the notes.

MSCI® EAFE Index Historical Closing Levels

	High	Low	Close
2005:
First Quarter	1,568.18	1,462.16	1,503.85
Second Quarter	1,518.07	1,439.66	1,473.72
Third Quarter	1,618.84	1,450.18	1,618.84
Fourth Quarter	1,696.07	1,533.92	1,680.13

2006:
First Quarter	1,841.74	1,684.06	1,827.65
Second Quarter	1,980.26	1,681.70	1,822.88
Third Quarter	1,914.88	1,708.56	1,885.26
Fourth Quarter	2,074.48	1,890.59	2,074.48

2007:
First Quarter	2,182.60	2,030.00	2,147.51
Second Quarter	2,285.36	2,152.13	2,262.24
Third Quarter	2,335.70	2,039.86	2,300.38
Fourth Quarter	2,388.74	2,179.99	2,253.36

2008:
First Quarter	2,253.36	1,913.53	2,038.62
Second Quarter	2,206.72	1,957.23	1,967.19
Third Quarter	1,934.39	1,553.15	1,553.15
Fourth Quarter (through October 21, 2008)	1,568.20	1,209.71	1,299.78

License Agreement

The notes are not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International Inc. (MSCI), any of its affiliates, any of its information providers or any other third party involved in, or related to, or related to, compiling, computing or creating any MSCI index (collectively, the MSCI Parties). The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Deutsche Bank and Eksportfinans. The notes have not been passed on by any of the MSCI Parties as to its legality or suitability with respect to any person or entity and none of the MSCI Parties makes any warranties or bears any liability with respect to the notes. Without limiting the generality of the foregoing, none of the MSCI Parties makes any representation or warranty, express or implied, to Eksportfinans or the noteholders or any other person or entity regarding the advisability of investing in financial products generally or in the notes particularly or the ability of any MSCI index to track corresponding stock market performance. MSCI or its affiliates are the licensors of certain trademarks, service marks and trade names and of the MSCI indexes which are determined, composed and calculated by MSCI without regard to the notes or Eksportfinans or the noteholders or any other person or entity. None of the MSCI Parties has any obligation to take the needs of Eksportfinans or the noteholders or any other person or entity into consideration in determining, composing or calculating the MSCI indexes. None of the MSCI Parties is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by or the consideration into which the notes are redeemable. None of the MSCI Parties has any obligation or liability to Eksportfinans or the noteholders or any other person or entity in connection with the administration, marketing or offering of the notes.

     ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN OR THE RESULTS TO BE OBTAINED BY EKSPORTFINANS, THE NOTEHOLDERS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY TO ANY PERSON OR ENTITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES (INCLUDING, WITHOUT LIMITATION AND FOR PURPOSES OF EXAMPLE ONLY, ALL WARRANTIES OF TITLE, SEQUENCE, AVAILABILITY, ORIGINALITY, ACCURACY, COMPLETENESS, TIMELINESS, NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND ALL IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING AND COURSE OF PERFORMANCE) WITH RESPECT TO EACH MSCI INDEX AND ALL DATA INCLUDED THEREIN. WITHOUT LIMITING THE GENERALITY OF ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY TO ANY PERSON OR ENTITY FOR ANY DAMAGES, WHETHER DIRECT, INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, CONSEQUENTIAL (INCLUDING, WITHOUT LIMITATION, LOSS OF USE, LOSS OF PROFITS OR REVENUES OR OTHER ECONOMIC LOSS), AND WHETHER IN TORT (INCLUDING, WITHOUT LIMITATION, STRICT LIABILITY AND NEGLIGENCE) CONTRACT OR OTHERWISE, EVEN IF IT MIGHT HAVE ANTICIPATED, OR WAS ADVISED OF, THE POSSIBILITY OF SUCH DAMAGES.

THE RUSSELL 2000® INDEX

     We have obtained all information regarding the Russell 2000 Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Frank Russell Company. Frank Russell Company has no obligation to continue to publish, and may discontinue publication of the Russell 2000 Index at any time. We make no representation or warranty as to the accuracy or completeness of such information.

     The Russell 2000 Index is calculated, published and disseminated by Frank Russell Company, and measures the composite price performance of stocks of 2,000 companies domiciled in the United States and its territories. All of the component stocks of the Russell 2000 Index are traded on either the New York Stock Exchange or the American Stock Exchange or in the over-the-counter (OTC’) market and are the 2,000 smallest securities that form the Russell 3000® Index, representing, as of September 30, 2008, approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market.

     The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of component stocks included in the Russell 2000 Index

     As described above, the Russell 2000 Index is a sub-group of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000 Index, a company’s stock must be listed on May 31 of a given year and Frank Russell Company must have access to documentation verifying the company’s eligibility for inclusion. Only common stocks belonging to corporations domiciled in the United States and its territories are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000 Index. The following securities are specifically excluded from the Russell 2000 Index: (i) stocks traded on U.S. exchanges of companies that are domiciled in other countries; (ii) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights; and (iii) trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges. In addition, stock of Berkshire Hathaway is excluded as a special exception.

     The primary criteria used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000 Index. However, if a stock falls below $1.00 intrayear, it will not be removed until the next reconstitution of the Index if it is still trading below $1.00. The Russell 2000 Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituents are preannounced and subject to change if any corporate activity occurs or if any new information is received prior to release.

     The level of the Russell 2000 Index at any time does not reflect the payment of dividends on the component stocks included in the Russell 2000 Index. Because of this factor, the return on the notes will not be the same as the return you would receive if you were to purchase these component stocks and hold them for a period equal to the term of the offered notes.

Computation of the Russell 2000 Index

     As a capitalization-weighted index, the Russell 2000 Index reflects changes in the capitalization, or market value, of its component stocks relative to their capitalization on a base date. The current Russell 2000 Index value is calculated by adding the market values of the Russell 2000 Index’s component stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted’’

capitalization of the Russell 2000 Index on the base date of December 31, 1986. To calculate the Russell 2000 Index, last sale prices will be used for exchange-traded and Nasdaq National Market stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000 Index. In order to provide continuity for the Russell 2000 Index’s value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

     Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC corporate filings. Other sources are used in cases of missing or questionable data.

     The following types of shares are considered unavailable for the purposes of capitalization determinations:

  ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

  Corporate cross-owned shares — when shares of a corporation included in the Russell 2000 Index are held by another corporation also included in the Index, this is considered corporate crossownership. Any percentage held in this class will be adjusted;

  Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not included the Russell 2000 Index that own 10% or more of the shares outstanding. However, institutional holdings, which are: investment companies, partnerships, insurance companies, mutual funds, banks or venture capitals are not included in this class;

  Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange; and

  Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Russell 2000 Index.

Corporate actions affecting the Russell 2000 Index

     The following summarizes the types of Russell 2000 Index maintenance adjustments and indicates whether or not an adjustment to the Russell 2000® Index is required.

  “No Replacement” rule — Securities that leave the Russell 2000 Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

  Deleted stocks — Effective on January 1, 2002, when deleting stocks from the Russell 2000 Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange.

  Exceptions — There may be corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

  Rule for additions — The only additions between reconstitution dates are as a result of spin-offs. Spinoff companies are added to the parent company’s index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000 Index at the latest reconstitution. As of March 2003, the spin off company’s style index is determined by the style index membership of the parent entity.

  Rule for corporate action-driven changes — Beginning April 1, 2003 changes resulting from corporate actions will generally be applied at the open of the ex-date using the previous day’s closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange de-listing, deleted entities will be removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for de-listed stocks).

  Quarterly IPO additions — Beginning in September 2004, eligible companies that have recently completed an initial public offering (IPO) are added to the Russell 2000 Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 2000 Index. Eligible companies will be added to the Russell 2000 Index using their industry’s average style probability established at the latest reconstitution.

     In order to be added in a quarter outside of reconstitution, the IPO company must meet all Russell 2000 Index eligibility requirements. Additionally, the IPO company must meet the following criteria on the final trading day of the month prior to the quarter-end: (1) price/trade; (2) rank larger in total market capitalization that the market-adjusted smallest company in the Russell 3000® Index as of the latest June reconstitution; and (3) meet criteria (1) and (2) during an initial offering period.

     Each month, the Russell 2000 Index is updated for changes to shares outstanding as companies report changes in share capital to the Commission. Effective April 30, 2002 only cumulative changes to shares outstanding greater than 5% will be reflected in the Russell 2000 Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Historical Performance

     The table set forth below sets forth the high and low closing values of the Russell 2000 Index, as well as end of quarter closing values of the Russell 2000 Index for each quarter in the period since December 31, 2004. The closing level of the Russell 2000 Index on October 21, 2008 was 540.76. We obtained the information in the table below from Bloomberg without independent verification.

     Any historical upward or downward trend in the value of the Russell 2000 Index during any period shown below is not an indication that the value of the Russell 2000 Index is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical levels of the Russell 2000 Index as an indication of future performance. We cannot assure you that the future performance of the Russell 2000 Index or its component stocks will result in your receiving a positive return on your investment in the notes.

Russell 2000® Index Historical Closing Levels

	High	Low	Close
2005:
First Quarter	651.57	604.53	615.07
Second Quarter	644.19	575.02	639.66
Third Quarter	688.51	643.04	667.80
Fourth Quarter	690.57	621.57	673.22

2006:
First Quarter	765.14	673.22	765.14
Second Quarter	781.83	672.72	724.67
Third Quarter	734.48	671.94	725.59
Fourth Quarter	797.73	718.35	787.66

2007:
First Quarter	829.44	760.06	800.71
Second Quarter	855.09	800.71	833.70
Third Quarter	855.77	751.54	805.45
Fourth Quarter	845.72	735.07	766.03

2008:
First Quarter	766.03	643.97	687.97
Second Quarter	763.27	686.07	689.66
Third Quarter	754.38	657.72	679.58
Fourth Quarter (through October 21, 2008)	671.59	499.20	540.76

License Agreement

     The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company (Russell). Russell makes no representation or warranty, express or implied, to the noteholders or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000 Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. Russell’s only relationship to Deutsche Bank and Eksportfinans is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Deutsche Bank, Eksportfinans or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

     RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK, EKSPORTFINANS, INVESTORS, THE NOTEHOLDERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States”. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.

     The characterization of the notes for U.S. Federal income tax purposes is not certain. As a result, some aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (IRS) with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes and the matter is not entirely clear, we intend to treat, and by acquiring the notes you agree to treat the notes as an “open transaction” for U.S. Federal income tax purposes and, unless otherwise indicated, the discussion below assumes this to be the case. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. Prospective holders should consult their own tax advisers as to the proper characterizations and treatment of the notes for U.S. Federal income tax purposes, as well as the consequences of agreeing to treat the notes as an “open transaction”.

Tax consequences to U.S. holders

Treatment of the notes prior to maturity

     Assuming the notes are properly characterized as an “open transaction”, you should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a redemption, sale or exchange as described below.

Sale, exchange or redemption of the notes

     Generally, upon a sale, exchange or redemption of notes (including redemption of the notes on the Maturity Date), you should recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or redemption and your tax basis in the notes, which should equal the amount you paid to acquire the notes. If the notes are held for more than one year, such capital gain or loss should be long-term capital gain or loss.

Possible alternative tax treatments of an investment in the notes

     Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes could differ materially from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would likely be governed by certain Treasury Regulations relating to the taxation of contingent payment debt instruments. In such event, regardless of whether you are an accrual method or cash method taxpayer, you would be required to accrue into income original issue discount (OID) on the notes at our “comparable yield” for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold the notes (even though you will not receive any cash with respect to the notes during the term of the notes) and any gain recognized at expiration or upon sale or other disposition of the notes would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

     On December 7, 2007, the IRS released a notice stating that it and the Treasury are actively considering the proper federal income tax treatment of an instrument such as the securities, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the securities for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the IRS and the Treasury issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives recently introduced a bill that, if enacted, would require holders of instruments such as the securities purchased after the bill is enacted to accrue interest income over the term of the securities despite the fact that there will be no interest payments over the term of the securities. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your securities.

     Prospective investors should consult their own advisor about possible alternative characterizations of the notes, and the effect of such alternative characterizations on the timing and amount of income recognized.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Deutsche Bank Securities Inc. (the agent) as principal, pursuant to a terms agreement dated as of [•] between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and the performance of services for us for which they have been, and may be, paid customary fees. In particular. We will enter into hedging arrangements with Deutsche Bank AG, London Branch in order to hedge our obligations under the notes.